UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Director

This report on Form 6-K (the “Report”) contains information regarding a change to the board of directors (the “Board”) of Kazia Therapeutics Limited (the “Company”). On March 26, 2026, Bryce Carmine, the current Chairman of the Board, notified the Board of his intent to retire. The Board accepted his resignation from the Board and all of its committees, including his roles as Chair of the Board and member of the Remuneration and Nomination Committee and Audit, Risk and Governance Committee, effective March 31, 2026.

Mr. Carmine’s resignation was not the result of any disagreement between him and the Company on any matter relating to the Company’s operations, policies or practices. Effective upon Mr. Carmine’s resignation, Ms. Ebru Davidson was appointed to the Audit, Risk and Governance Committee of the Board and the size of the Company’s Board of Directors was reduced from four to three Directors.

Results of Annual General Meeting

As scheduled, the Company held its Annual General Meeting (the “AGM”) at 9.00 a.m., Sydney time, on March 25, 2026, online at https://kaziatherapeutics.verovoting.com.au. At the AGM, the Company’s shareholders voted on one resolution with respect to the re-election of Steven Coffey as a director of the Company, which is listed below and was described in more detail in the Company’s Notice of Annual General Meeting and accompanying Explanatory Statement, which are available electronically on the “For Investors” section of the Company’s website.

Resolution 1 – Re-election of Steven Coffey as Director

The re-election of Steven Coffey as a director of the Company was approved by the Company’s shareholders. The results of the approval were as follows:

	FOR	AGAINST	ABSTAIN
VOTES	1,050,412,780	3,637,588	1,289,127

Investor Presentation and Fact Sheet

The Company is furnishing with this Report on Form 6-K (i) its corporate presentation, dated March 27, 2026, as Exhibit 99.1 and (ii) its fact sheet, dated March 27, 2026, as Exhibit 99.2.

The information in this Report, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Investor Presentation dated March 27, 2026.
99.2	Fact Sheet dated March 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: March 31, 2026

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